Exhibit 99.1

Corporación América Airports Announces Recent Developments in Uruguay

Receives approval for investment projects at Carrasco Airport

Extends Punta del Este concession term by ten years through 2043

Luxembourg, May 16, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, announced today the following recent developments related to the Carrasco International Airport in Montevideo, and the Punta del Este International Airport in Maldonado, Uruguay, operated by its fully-owned subsidiaries Puerta del Sur S.A. (“PdS”) and Consorcio Aeropuertos Internacionales S.A. (“CAISA”), respectively.

Carrasco International Airport – Puerta del Sur S.A.

-	On May 15, PdS signed an amendment to its concession agreement to include part of the building of the old passenger terminal of the Carrasco International Airport into the concession, in which PdS plans to invest approximately $5.5 million to expand its cargo activities, in particular, pharma and courier. As part of the agreement, PdS will pay an additional fee as compensation for the new activities carried out in the aforementioned space.

-	On May 15, PdS signed an amendment to its concession agreement to invest in a new Instrument Landing System (ILS) category IIIb, similar to those utilized in the world's major airports. This system will enable aircraft to land safely in adverse weather conditions, thereby enhancing air connectivity, increasing predictability for airlines, and providing a competitive advantage for aviation development. The amendment includes a tariff adjustment (approach fee) that will be charged by PdS.

Punta del Este Airport – Consorcio Aeropuertos Internacionales S.A.

-	On May 15, CAISA signed an amendment to its concession agreement that includes the extension of the term of the concession agreement for a ten-year period from 2033 through 2043, the removal of certain investment projects from the previous agreement, and a new commitment to invest $3.0 million within the period of 2024-2026.

“We are pleased to have received approval for these projects at the Carrasco Airport and for the extension of the Punta del Este Concession Agreement for an additional period of ten years. This deepens our commitment to continue enhancing the development of Uruguay's aeronautical industry and building on our strategy to provide a unique travel experience to the approximately 2 million passengers traveling through our airports annually. We also remain focused on supporting future growth by investing in sustainable infrastructure that will raise the operational level and services of the eight airports that we operate in this country,” commented Mr. Martín Eurnekian, CEO of Corporación América Airports.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is one of the leading private airport operators in the world, currently operating 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716